                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under The Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Graff Pay-Per View, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   384284 10 5
                                 (CUSIP Number)

                             Terry Christensen, Esq.
         CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP
                       2121 Avenue of the Stars, 18th Flr.
                              Los Angeles, CA 90067
                                 (310) 553-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 14, 1996
                      (Date of Event Which Requires Filing
                               Of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                        (Continued on following page(s))


                               PAGE 2 OF 12 PAGES

---------------------                                         ------------------
CUSIP NO. 384284 10 5                  13 D                   PAGE 3 OF 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Spector Revocable Family Trust dated March 21, 1984
     Edward Spector, Co-Trustee, SS # ###-##-####
     Ilene Spector, Co-Trustee, SS # ###-##-####

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                    (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     California
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                          -0-**
    NUMBER OF      -------------------------------------------------------------
                    8    SHARED VOTING POWER
     SHARES              666,000 shares**


  BENEFICIALLY     -------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
    OWNED BY             -0-**


      EACH         -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
REPORTING PERSON         666,000**

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     666,000 shares**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                /X/
--------------------------------------------------------------------------------
13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.82%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Excludes shares not beneficially held by Spector Revocable Family Trust dated
   March 21, 1984

---------------------                                         ------------------
CUSIP NO. 384284 10 5                  13 D                   PAGE 4 OF 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Eric M. Spector Revocable Living Trust dated February 16, 1996
     Eric M. Spector, Trustee SS # ###-##-####

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                    (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO [with respect to 28,000 shares]
     PF [with respect to 1,340 shares]

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     California
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         29,340 shares**
    NUMBER OF      -------------------------------------------------------------
                    8    SHARED VOTING POWER
     SHARES              -0-**


  BENEFICIALLY     -------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
    OWNED BY             29,340 shares**


      EACH         -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
REPORTING PERSON         -0-**

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**
     29,340 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                /X/
--------------------------------------------------------------------------------
13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .26%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Excludes shares not beneficially held by Eric M. Spector Revocable Living
   Trust dated February 16, 1996

---------------------                                         ------------------
CUSIP NO. 384284 10 5                  13 D                   PAGE 5 OF 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Evan Spector SS # 158 70 8446


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                    (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     California
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         28,000 shares**
    NUMBER OF      -------------------------------------------------------------
                    8    SHARED VOTING POWER
     SHARES              -0-**


  BENEFICIALLY     -------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
    OWNED BY             28,000 shares**


      EACH         -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
REPORTING PERSON         -0-**

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**
     28,000 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                /X/
--------------------------------------------------------------------------------
13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Excludes shares not beneficially held by Evan Spector

---------------------                                         ------------------
CUSIP NO. 384284 10 5                  13 D                   PAGE 6 OF 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Staci Spector SS # 557 73 2687


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                    (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     California
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         28,000 shares**
    NUMBER OF      -------------------------------------------------------------
                    8    SHARED VOTING POWER
     SHARES              -0-**


  BENEFICIALLY     -------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
    OWNED BY             28,000 shares**


      EACH         -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
REPORTING PERSON         -0-**

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**
     28,000 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                /X/
--------------------------------------------------------------------------------
13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Excludes shares not beneficially held by Staci Spector

         Reference is hereby made to that certain Schedule 13D, dated November 8, 1996, filed by the Spector Revocable Family Trust dated March 21, 1984 (the "Trust") with respect to the common stock, par value $.01 per share (the "Common Stock"), of Graff Pay-Per View, Inc. ("Issuer"), referred to herein as the "Schedule." Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule remains unchanged.
The Schedule is hereby amended as follows:

Item 2.           Identity and background.


         Item 2 of the Schedule is hereby amended and restated in its entirety as follows:

         This statement on Schedule 13D is filed on behalf of each of the Spector Revocable Family Trust dated March 21, 1984, the Eric M. Spector Revocable Living Trust dated February 16, 1996, Evan Spector and Staci Spector. Each such person is described more fully below:

         Spector Revocable Family Trust dated March 21, 1994 (the "Trust") is a trust formed under the laws of the State of California, the settlors and co-trustees of which are Edward M. Spector and Ilene Spector. The address of Edward M. Spector, Ilene Spector and the Trust is 6349 Palomar Oaks Court, Carlsbad, CA 92009. None of Edward M. Spector, Ilene Spector or the Trust has, during the past five years, been convicted in a criminal proceeding (excluding traffic offenses or similar misdemeanors). None of Edward M. Spector, Ilene Spector or the Trust has, during the past five years, been party to a civil proceeding resulting in a judgment, decree or final order against them enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Edward M. Spector and Ilene Spector are United States citizens. The principal occupations of Edward M. Spector and Ilene Spector are Chief Executive Officer and Senior Vice President of Administration, respectively, of Spector Entertainment Group, Inc., a subsidiary of the Issuer.

         Eric M. Spector Revocable Living Trust dated February 16, 1996 (the "Eric M. Spector Trust") is a trust formed under the laws of the State of California, the settlor and trustee of which is Eric M. Spector. The address of both Eric M. Spector and the Eric M. Spector Trust is 6349 Palomar Oaks Court, Carlsbad, CA 92009. Eric M. Spector is the son of Edward M. and Ilene Spector (the co-trustees of the Trust), and the brother of Evan and Staci Spector. Neither Eric M. Spector nor the Eric
         M. Spector Trust has, during the past five years, been convicted in a criminal proceeding (excluding traffic offenses or similar misdemeanors). Neither of Eric M. Spector nor the Eric M. Spector Trust has, during the past five years, been party to a civil proceeding resulting in a judgment, decree or final order against them enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such


                               PAGE 7 OF 12 PAGES
         laws. Eric M. Spector is a United States citizen. The principal occupation of Eric M. Spector is Executive Vice President of Spector Entertainment Group, Inc.

         The address of Evan Spector is 6349 Palomar Oaks Court, Carlsbad, CA 92009. Evan Spector is the son of Edward M. and Ilene Spector (the co-trustees of the Trust), and brother of Eric and Staci Spector. Evan Spector has not, during the past five years, been convicted in a criminal proceeding (excluding traffic offenses or similar misdemeanors). Evan Spector has not during the past five years been party to a civil proceeding resulting in a judgment, decree or final order against him enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Evan Spector is a United States citizen. The principal occupation of Evan Spector is Vice President of Operations of Spector Entertainment Group, Inc.

         The address of Staci Spector is 6349 Palomar Oaks Court, Carlsbad, CA 92009. Staci Spector is the daughter of Edward M. and Ilene Spector (the co-trustees of the Trust), and sister of Eric and Evan Spector. Staci Spector has not, during the past five years, been convicted in a criminal proceeding (excluding traffic offenses or similar misdemeanors). Staci Spector has not during the past five years been party to a civil proceeding resulting in a judgment, decree or final order against her enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Staci Spector is a United States citizen. The principal occupation of Staci Spector is independent actress and entertainer.


Item 3.           Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule is hereby amended by adding the following:

         Each of Eric M., Evan and Staci Spector acquired 28,000 shares of Common Stock on August 31, 1995 in the Merger. An additional 190 and 250 shares were acquired by Eric M. Spector on the open market on January 10, 1996 and February 14, 1996, respectively, with his personal funds. Upon the formation of the Eric M. Spector Trust, Eric M. Spector contributed all of the shares then held by him to such trust. The Eric
         M. Spector Trust acquired an additional 250, 500 and 150 shares on the open market on March 18, 1996, April 10, 1996 and April 22, 1996, respectively, with personal funds of Eric M. Spector.


                               PAGE 8 OF 12 PAGES

Item 4.           Purpose of Transaction

Item 4 is amended and restated in its entirety as follows:

The Common Stock was acquired by the reporting persons, and continues to be held by the reporting persons, for investment purposes. The reporting persons hope to persuade the Issuer's management to better protect shareholder value and to realistically address the consequences of the Issuer's poor performance, including a possible inability of the Issuer to renew or replace its principal credit facility, which will soon expire. Failure to replace or extend this credit facility could result in liquidity problems. The reporting persons intend to continue to recommend intense reevaluation of the Issuer's current business strategies and procedures. Such reevaluation is warranted given the Issuer's history of seven consecutive quarters of reported losses and the continuing decline in Issuer share price. The reporting persons believe that many of the Issuer's fundamental business strategies are flawed, and the Issuer has failed to provide a credible strategy as to how it will correct such flaws and so maximize shareholder value. However, the reporting persons intend to review their interest in the Issuer on a continuing basis, and reserve the right to alter their plans or intentions at any time depending upon their evaluation of then-existing circumstances. Each reporting person reserves the right to acquire or dispose of Common Stock.

Item 5.           Interest in Securities of the Issuer.

         Clauses (a) and (b) to Item 5 of the Schedule are hereby amended and restated in their entireties as follows:

         (a) Aggregate Number and Percentage of Class Beneficially Owned by Each Person Identified in Item 2:

         Spector Revocable Family Trust dated March 21, 1984
         666,000          5.82%

         Eric M. Spector Revocable Living Trust dated February 16, 1996
         29,340            .26%

         Evan Spector
         28,000            .25%

         Staci Spector
         28,000            .25%


                               PAGE 9 OF 12 PAGES

         (b)      Sole/Shared Voting/Dispositive Power; Percentage of Ownership

         Spector Revocable Family Trust dated March 21, 1984
         Voting and dispositive power of the shares owned by the Trust is vested with the co-trustees, Edward M. and Ilene Spector - 5.82%. Pursuant to Rule 13d-4, the Trust expressly declares that this filing shall not be construed as an admission that it is, for purposes of section 13(d) or of the Act, the beneficial owner of any of the shares covered by this filing other than those included in such 5.82%.

         Eric M. Spector Revocable Living Trust dated February 16, 1996
         Voting and dispositive power of the shares owned by the Eric M. Spector Trust is vested with the trustee, Eric M. Spector - .26%. Pursuant to Rule 13d-4, the Eric M. Spector Trust expressly declares that this filing shall not be construed as an admission that it is, for purposes of section 13(d) or of the Act, the beneficial owner of any of the shares covered by this filing other than those included in such .26%.

         Evan Spector
         Voting and dispositive power of the shares owned by Evan Spector Trust is vested with Evan Spector - .25%. Pursuant to Rule 13d-4, Evan Spector expressly declares that this filing shall not be construed as an admission that he is, for purposes of section 13(d) or of the Act, the beneficial owner of any of the shares covered by this filing other than those included in such .25%.

         Staci Spector
         Voting and dispositive power of the shares owned by Staci Spector Trust is vested with Staci Spector - .25%. Pursuant to Rule 13d-4, Staci Spector expressly declares that this filing shall not be construed as an admission that she is, for purposes of section 13(d) or of the Act, the beneficial owner of any of the shares covered by this filing other than those included in such .25%.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer.

         Item 6 of the Schedule is hereby amended and restated in its entirety as follows:

         On November 14, 1996 the Spector Revocable Family Trust dated March 21, 1984, the Eric M. Spector Revocable Living Trust dated February 16, 1996, Evan Spector and Staci Spector reached an informal, unwritten agreement to co-ordinate their actions with respect to the Common Stock held by them, and to support each other as shareholders with respect to the Issuer.


                               PAGE 10 OF 12 PAGES

Item 7.           Exhibits

         Item 7 of the Schedule is hereby amended and restated in its entirety as follows:

         The following agreement, which has been entered into by the parties thereto, is hereby incorporated herein as an Exhibit to this statement on Schedule 13D:

                  The Spector Revocable Family Trust dated March 21, 1984, the Eric M. Spector Revocable Living Trust dated February 16, 1996, Evan Spector and Staci Spector hereby agree that the statement on Schedule 13D, dated November 19, 1996, attached hereto and executed by each of the above shall be filed on behalf of each of them.

                  Dated:  November 18, 1996

                  Spector Revocable Family Trust dated March 21, 1984

                  By: /s/ Ilene Spector
                          Co-trustee

                  Eric M. Spector Revocable Living Trust dated February 16, 1996

                  By: /s/ Eric M. Spector
                          Trustee

                  /s/ Evan Spector
                      Evan Spector

                  /s/ Staci Spector
                      Staci Spector


                               PAGE 11 OF 12 PAGES

         After reasonable inquiry and to the best knowledge and belief of each of the persons signatories below, each such person hereby certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  November 19, 1996

                                       Spector Revocable Family Trust dated
                                       March 21, 1984


                                       By: /s/ Ilene Spector
                                           -----------------------------------
                                           Ilene Spector, Co-Trustee

                                       Eric M. Spector Revocable Living Trust
                                       dated February 16, 1996


                                       By: /s/ Eric M. Spector
                                           ----------------------------------
                                           Eric M. Spector, Trustee


                                       /s/ Evan Spector
                                       --------------------------------------
                                       Evan Spector


                                       /s/ Staci Spector
                                       --------------------------------------
                                       Staci Spector



                               PAGE 12 OF 12 PAGES